December
17, 2020



Bissie K. Bonner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099


   Re:         BlackRock 2040 Municipal Target Term Trust, File Nos.
333-250205, 811-23621

Dear Ms. Bonner:

        We have reviewed the registration statement for BlackRock 2040 Municipal Target Term
Trust filed on Form N-2 with the Securities and Exchange Commission on November 19, 2020,
and have the comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Please provide the staff with the ticker symbol for the Trust in the comment response letter.

2. The staff notes that the filing is materially incomplete at this time. Please provide the staff with the fee table, hypothetical expense example, audited financial statements/notes, auditor information, the Consent, and any other missing information for review as soon as practicable.

Cover Page

3. The last paragraph of the section captioned    Investment Strategy    states
that    over time the
   maturity of the Trust   s portfolio is expected to shorten in relation to
the remaining term of the
   Trust    but there is no mention of the Trust   s term until the following
page. Please consider
   clarifying in the    Investment Strategy    section that the Trust will
terminate on or about
   December 31, 2040.
 Bissie K. Bonner
BlackRock 2040 Municipal Target Term Trust
December 17, 2020
Page 2


Prospectus

    Prospectus Summary
4. Under the heading   Leverage   on page 4, the prospectus states that the
Trust may invest in
   leveraged residual certificates issued by tender offer bonds ( TOBs ). Since the Trust has a policy of investing at least 80% of its Managed Assets in municipal securities, please explain to the staff how municipal securities deposited in a TOBs trust are treated for purposes of this
   80% policy. For example, if the Trust transfers municipal bonds to a TOBs trust, would all or a portion of those municipal bonds be counted towards the 80% policy?

5. Under the heading   Investment Advisor   on page 5, the prospectus states
that the Advisor
   will receive a fee based on the average daily value of the Trust s Managed Assets. Please explain to the staff how derivatives will be valued for purposes of the
determining   Managed
   Assets" and confirm that the Trust will not use the notional value of its derivative
   investments for purposes of determining   Managed Assets.

    Summary of Trust Expenses

6. The summary prospectus states on page 2 that the Trust may invest in securities of other closed-end or open-end investment companies. Please confirm that the Trust will include in the fee table an estimate of acquired fund fees and expenses. See Instruction 10.a to Item 3 of Form N-2.

7. The prospectus states that the Fund will issue Preferred Shares. Please confirm that the expenses associated with issuing Preferred Shares, as well as the interest on borrowings, will be estimated in the Trust s fee table and add a line to the fee table for dividends on Preferred
   Shares.

8. Footnote 5 states that the Trust and the Advisor have entered into a Fee Waiver Agreement.
   Please confirm that this agreement will be in effect for at least one year from the date this prospectus goes effective.

    Special Risk Considerations

9. The section captioned   Special Risk Considerations   includes a risk factor
on page 13 called
     Indexed and Inverse Floating Rate Securities.   If the Trust may invest in
floating rate
   securities tied to LIBOR as part of its principal investment strategy, please discuss the expected discontinuation of LIBOR in this risk factor and explain how it could affect the
   Trust s investments, including (i) if the Trust will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, (ii) how it will affect the liquidity of these investments, and (iii) how the transition to any successor rate could impact the value of investments that reference LIBOR. We note that the Trust has included a
   LIBOR Risk on page 58 of the prospectus under the heading   Risks.
 Bissie K. Bonner
BlackRock 2040 Municipal Target Term Trust
December 17, 2020
Page 3



10. The section captioned    Special Risk Considerations    includes a risk
factor on page 18 called
       Market Disruption and Geopolitical Risk.    If the expected
discontinuation of LIBOR could
    impact the value and risk profile of the Trust   s portfolio, please
consider adding a discussion
    of it in this risk factor.

Statement of Additional Information

    Management of the Trust

11. We note that much of the information for this section is currently omitted. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly as concerns the leadership structure of the Board, and why it has been determined that the leadership structure is appropriate; the Board's role in risk oversight; a brief discussion of the specific experience, qualifications, attributes or skills of each individual trustee that led to the conclusion that the individual should serve as a trustee of the Trust; and any directorships held by each trustee during the past five years. See Item 18 of Form N-2.

Closing

          We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

          If you intend to omit certain information from the form of the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

         Please advise us if you have submitted or expect to submit exemptive applications or a no-action request in connection with your registration statement.

          Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bissie K. Bonner
BlackRock 2040 Municipal Target Term Trust
December 17, 2020
Page 4


       Should you have any questions regarding this letter, please contact me at (202) 551-6405.


                                               Sincerely,

                                               /s/ Samantha Brutlag

                                               Samantha Brutlag
                                               Attorney
                                               Disclosure Review Office


cc:    Michael J. Spratt, Assistant Director
       Keith A. OConnell, Branch Chief